               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )

                 		 America Service Group Inc.
			                       (Name of Issuer)
                            Common Stock
			                  (Title of Class of Securities)

                      				  02364L109
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (201) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      		   November 17, 1997
           	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  02364L109

                                				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			162,426

                		8       SHARED VOTING POWER:

                       			44,534

	                	9       SOLE DISPOSITIVE POWER:

                       			162,426

	                	10      SHARED DISPOSITIVE POWER:

                        	 44,534

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       		 206,960

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			  5.9

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!

                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       America Service Group Inc.
                             				105 Westpark Dr., Suite 300
								                         Brentwood, TN 37027


Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 618,410 shares of Common Stock was approximately $10,822,175.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of America Service Group Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities.
  Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 11/17/97

  (a)     Number:                                                   206,960
       	  Percentage:                                                   5.9

  (b)     1. Sole power to vote or to direct the vote:              162,426
       	  2. Shared power to vote or to direct the vote:             44,534
          3. Sole power to dispose or to direct the disposition:    162,426
       	  4. Shared power to dispose or to direct the disposition:   44,534

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable.

  (e)     Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None

Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: 11/26/97                                    BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry J. Cohen
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  Samuel L. Molinaro, Jr.   Chief Financial Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  William J. Montgoris      Chief Operating Officer



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                  APPENDIX II                           Page 7
                  BEAR, STEARNS & CO. INC.


                  America Service Group Inc.
                  Trading from 10/01/97 through 11/17/97


                    (Various Firm Accounts)
      ***** 11/17 *****
      790  AMERICA SERVICE GROUP INC      17 1/2         13,825.00
    1,000  AMERICA SERVICE GROUP INC      18             18,000.00
    1,000  AMERICA SERVICE GROUP INC      18 1/16        18,062.50
    1,000  AMERICA SERVICE GROUP INC      18 1/16        18,062.50
    1,000  AMERICA SERVICE GROUP INC      18             18,000.00
    1,600  AMERICA SERVICE GROUP INC      17 7/8         28,600.00
    2,000  AMERICA SERVICE GROUP INC      18             36,000.00
    2,500  AMERICA SERVICE GROUP INC      18             45,000.00
    4,000  AMERICA SERVICE GROUP INC      18 1/16        72,250.00
    4,000  AMERICA SERVICE GROUP INC      18 1/16        72,250.00
    9,030  AMERICA SERVICE GROUP INC      17 7/8        161,411.25
   20,000  AMERICA SERVICE GROUP INC      17.9000       358,000.00
    5,000- AMERICA SERVICE GROUP INC      17 15/16       89,684.51-
   10,000- AMERICA SERVICE GROUP INC      18.0866       180,859.98-
                        ***** 11/14 *****
      100  AMERICA SERVICE GROUP INC      17 1/2          1,750.00
    5,000  AMERICA SERVICE GROUP INC      17 9/16        87,812.50
    5,000  AMERICA SERVICE GROUP INC      17 9/16        87,812.50
      100- AMERICA SERVICE GROUP INC      17 1/2          1,749.94-
   10,000- AMERICA SERVICE GROUP INC      17.6250       176,244.12-
                        ***** 11/13 *****
      200- AMERICA SERVICE GROUP INC      18              3,599.88-
                        ***** 11/11 *****
    3,000  AMERICA SERVICE GROUP INC      17 3/4         53,250.00
      200- AMERICA SERVICE GROUP INC      17 7/8          3,574.88-
    3,000- AMERICA SERVICE GROUP INC      17 7/8         53,623.21-
                        ***** 11/10 *****
    7,000  AMERICA SERVICE GROUP INC      17.9000       125,300.00
      200- AMERICA SERVICE GROUP INC      18              3,599.88-
    1,700- AMERICA SERVICE GROUP INC      18             30,598.98-
    5,000- AMERICA SERVICE GROUP INC      18 1/16        90,309.48-
                        ***** 11/07 *****
       50  AMERICA SERVICE GROUP INC      18                900.00
    1,700  AMERICA SERVICE GROUP INC      18             30,600.00
   15,000  AMERICA SERVICE GROUP INC      17 1/4        258,750.00
    1,700- AMERICA SERVICE GROUP INC      17 7/8         30,386.48-
    5,000- AMERICA SERVICE GROUP INC      17 5/8         88,122.06-
    6,700- AMERICA SERVICE GROUP INC      17.7668       119,033.59-
                        ***** 11/06 *****
   10,000  AMERICA SERVICE GROUP INC      17 1/4        172,500.00
      100- AMERICA SERVICE GROUP INC      17 1/2          1,749.94-
      100- AMERICA SERVICE GROUP INC      17 5/8          1,762.44-
    1,900- AMERICA SERVICE GROUP INC      17 5/8         33,486.38-
    3,000- AMERICA SERVICE GROUP INC      17 1/2         52,498.25-
    5,000- AMERICA SERVICE GROUP INC      17 5/8         88,122.06-
    5,000- AMERICA SERVICE GROUP INC      17 5/8         88,122.06-
                        ***** 11/05 *****
   25,000  AMERICA SERVICE GROUP INC      17.2500       431,250.00
      100- AMERICA SERVICE GROUP INC      17 1/2          1,749.94-
      100- AMERICA SERVICE GROUP INC      17 5/8          1,762.44-
      900- AMERICA SERVICE GROUP INC      17 5/8         15,861.97-
    7,100- AMERICA SERVICE GROUP INC      17 5/8        125,133.32-
                        ***** 11/05 *****
    7,100- AMERICA SERVICE GROUP INC      17 5/8        125,133.32-
    8,100- AMERICA SERVICE GROUP INC      17 5/8        142,757.74-
                        ***** 11/04 *****
      200  AMERICA SERVICE GROUP INC      17 1/4          3,450.00
   10,000  AMERICA SERVICE GROUP INC      17 1/4        172,500.00
      150- AMERICA SERVICE GROUP INC      18              2,699.91-
      200- AMERICA SERVICE GROUP INC      18              3,599.88-
      200- AMERICA SERVICE GROUP INC      18              3,599.88-
      200- AMERICA SERVICE GROUP INC      17 1/4          3,449.88-
      500- AMERICA SERVICE GROUP INC      18              8,999.70-
      500- AMERICA SERVICE GROUP INC      18              8,999.70-
   10,000- AMERICA SERVICE GROUP INC      17.5900       175,894.13-
                        ***** 11/03 *****
      400  AMERICA SERVICE GROUP INC      17 3/4          7,100.00
                        ***** 11/03 *****
      900  AMERICA SERVICE GROUP INC      17 3/4         15,975.00
   15,000  AMERICA SERVICE GROUP INC      17 1/4        258,750.00
      100- AMERICA SERVICE GROUP INC      18              1,799.94-
    1,300- AMERICA SERVICE GROUP INC      17 3/4         23,074.23-
   15,000- AMERICA SERVICE GROUP INC      17.5931       263,887.70-
                        ***** 10/31 *****
      100  AMERICA SERVICE GROUP INC      18              1,800.00
    1,000  AMERICA SERVICE GROUP INC      17 3/8         17,375.00
    1,000  AMERICA SERVICE GROUP INC      17 1/2         17,500.00
    1,400  AMERICA SERVICE GROUP INC      17 3/4         24,850.00
   25,000  AMERICA SERVICE GROUP INC      17 3/8        434,375.00
      100- AMERICA SERVICE GROUP INC      18              1,799.94-
                        ***** 10/31 *****
   27,500- AMERICA SERVICE GROUP INC      17.7394       487,817.23-
                        ***** 10/30 *****
      100  AMERICA SERVICE GROUP INC      18 3/4          1,875.00
      300  AMERICA SERVICE GROUP INC      18 1/2          5,550.00
      350  AMERICA SERVICE GROUP INC      18              6,300.00
      500  AMERICA SERVICE GROUP INC      18 3/4          9,375.00
      600  AMERICA SERVICE GROUP INC      18             10,800.00
      700  AMERICA SERVICE GROUP INC      18 1/2         12,950.00
    1,000  AMERICA SERVICE GROUP INC      17 1/4         17,250.00
    1,000  AMERICA SERVICE GROUP INC      17 1/2         17,500.00
      100- AMERICA SERVICE GROUP INC      18 1/2          1,849.93-
      100- AMERICA SERVICE GROUP INC      18 3/4          1,874.93-
      200- AMERICA SERVICE GROUP INC      18 1/2          3,699.87-
      500- AMERICA SERVICE GROUP INC      18 3/4          9,374.68-
    1,000- AMERICA SERVICE GROUP INC      18 1/2         18,499.38-
    1,000- AMERICA SERVICE GROUP INC      17 5/8         17,624.41-
      500- AMERICA SERVICE GROUP INC      18              8,999.70-
                        ***** 10/29 *****
      200  AMERICA SERVICE GROUP INC      16 3/8          3,275.00
      522  AMERICA SERVICE GROUP INC      16 3/4          8,743.50
    5,000- AMERICA SERVICE GROUP INC      17             84,997.16-
                        ***** 10/28 *****
    1,000  AMERICA SERVICE GROUP INC      16 1/2         16,500.00
    6,000- AMERICA SERVICE GROUP INC      16 1/2         98,996.70-
                        ***** 10/27 *****
    5,000- AMERICA SERVICE GROUP INC      18 1/8         90,621.97-
      700  AMERICA SERVICE GROUP INC      17 1/4         12,075.00
    1,000  AMERICA SERVICE GROUP INC      17 3/8         17,375.00
    5,000  AMERICA SERVICE GROUP INC      16             80,000.00
    1,000- AMERICA SERVICE GROUP INC      16             15,999.46-
    1,000- AMERICA SERVICE GROUP INC      15 1/8         15,124.49-
    1,000- AMERICA SERVICE GROUP INC      17 3/8         17,374.42-
                        ***** 10/24 *****
      200  AMERICA SERVICE GROUP INC      18 1/4          3,650.00
    1,000- AMERICA SERVICE GROUP INC      18 1/2         18,499.38-
    1,000- AMERICA SERVICE GROUP INC      18 1/2         18,499.38-
                        ***** 10/23 *****
      500  AMERICA SERVICE GROUP INC      18 1/8          9,062.50
      500  AMERICA SERVICE GROUP INC      18 1/8          9,062.50
    2,000  AMERICA SERVICE GROUP INC      18 1/8         36,250.00
    2,000  AMERICA SERVICE GROUP INC      18 1/8         36,250.00
                        ***** 10/22 *****
    2,000  AMERICA SERVICE GROUP INC      18 1/8         36,250.00
      700- AMERICA SERVICE GROUP INC      18 5/16        12,818.32-
    1,300- AMERICA SERVICE GROUP INC      18 1/4         23,724.20-
                        ***** 10/21 *****
      200  AMERICA SERVICE GROUP INC      18 1/8          3,625.00
    1,280  AMERICA SERVICE GROUP INC      18 1/4         23,360.00
    2,000  AMERICA SERVICE GROUP INC      18 1/4         36,500.00
      500- AMERICA SERVICE GROUP INC      18 3/8          9,187.19-
    1,000- AMERICA SERVICE GROUP INC      18 1/4         18,249.39-
    2,000- AMERICA SERVICE GROUP INC      18 1/4         36,498.78-
                        ***** 10/20 *****
       50  AMERICA SERVICE GROUP INC      17 3/8            868.75
    2,800- AMERICA SERVICE GROUP INC      18 1/8         50,748.30-
                        ***** 10/17 *****
      560  AMERICA SERVICE GROUP INC      17 3/4          9,940.00
    1,000  AMERICA SERVICE GROUP INC      17 3/4         17,750.00
    1,000  AMERICA SERVICE GROUP INC      17 7/8         17,875.00
    1,350  AMERICA SERVICE GROUP INC      18             24,300.00
    3,000  AMERICA SERVICE GROUP INC      18             54,000.00
    3,500  AMERICA SERVICE GROUP INC      18             63,000.00
    4,000  AMERICA SERVICE GROUP INC      18             72,000.00
   15,000- AMERICA SERVICE GROUP INC      17.9488       269,223.02-
                        ***** 10/16 *****
      100  AMERICA SERVICE GROUP INC      17 1/2          1,750.00
                        ***** 10/16 *****
      500  AMERICA SERVICE GROUP INC      17 7/8          8,937.50
      500  AMERICA SERVICE GROUP INC      17 7/8          8,937.50
    1,000  AMERICA SERVICE GROUP INC      18 1/8         18,125.00
    1,000  AMERICA SERVICE GROUP INC      18 1/8         18,125.00
      100- AMERICA SERVICE GROUP INC      17 1/2          1,749.94-
    1,000- AMERICA SERVICE GROUP INC      17 1/2         17,499.41-
    1,000- AMERICA SERVICE GROUP INC      18 1/8         18,124.39-
                        ***** 10/15 *****
      100  AMERICA SERVICE GROUP INC      17              1,700.00
      300  AMERICA SERVICE GROUP INC      17              5,100.00
                        ***** 10/14 *****
    1,000  AMERICA SERVICE GROUP INC      16             16,000.00
                        ***** 10/13 *****
    5,000  AMERICA SERVICE GROUP INC      16 1/8         80,625.00
    6,000  AMERICA SERVICE GROUP INC      16             96,000.00
   15,000  AMERICA SERVICE GROUP INC      16            240,000.00
      500  AMERICA SERVICE GROUP INC      15 11/16        7,843.75
      100- AMERICA SERVICE GROUP INC      16 1/4          1,624.94-
    2,200- AMERICA SERVICE GROUP INC      16 1/8         35,473.81-
    5,000- AMERICA SERVICE GROUP INC      16 1/8         80,622.31-
   19,000- AMERICA SERVICE GROUP INC      16 1/4        308,739.70-
                        ***** 10/10 *****
      150  AMERICA SERVICE GROUP INC      16              2,400.00
      300  AMERICA SERVICE GROUP INC      16              4,800.00
      500  AMERICA SERVICE GROUP INC      16              8,000.00
    7,000  AMERICA SERVICE GROUP INC      16            112,000.00
   10,000  AMERICA SERVICE GROUP INC      16 1/8        161,250.00
   43,000  AMERICA SERVICE GROUP INC      15.8750       682,625.00
    1,000  AMERICA SERVICE GROUP INC      15 5/8         15,625.00
    2,500- AMERICA SERVICE GROUP INC      16 1/8         40,311.15-
    5,000- AMERICA SERVICE GROUP INC      16 1/4         81,247.29-
    2,500- AMERICA SERVICE GROUP INC      16 1/16        40,154.91-
    3,500- AMERICA SERVICE GROUP INC      16.0794        56,276.02-
    8,000- AMERICA SERVICE GROUP INC      16.2012       129,605.27-
   40,500- AMERICA SERVICE GROUP INC      16.2293       657,264.75-
                        ***** 10/09 *****
      100  AMERICA SERVICE GROUP INC      15 1/4          1,525.00
      400  AMERICA SERVICE GROUP INC      15 5/16         6,125.00
    1,000  AMERICA SERVICE GROUP INC      15 3/8         15,375.00
    1,500- AMERICA SERVICE GROUP INC      15 7/8         23,811.70-
                        ***** 10/08 *****
      400  AMERICA SERVICE GROUP INC      15 3/4          6,300.00
      500  AMERICA SERVICE GROUP INC      15 7/8          7,937.50
    1,000  AMERICA SERVICE GROUP INC      15 3/4         15,750.00
    4,000  AMERICA SERVICE GROUP INC      15 3/4         63,000.00
    6,700  AMERICA SERVICE GROUP INC      15 3/4        105,525.00
    6,000- AMERICA SERVICE GROUP INC      15 7/8         95,246.82-
                        ***** 10/07 *****
       44  AMERICA SERVICE GROUP INC      15 1/2            682.00
      600  AMERICA SERVICE GROUP INC      15.3250         9,195.00
      200  AMERICA SERVICE GROUP INC      14 3/4          2,950.00
      500  AMERICA SERVICE GROUP INC      15 3/16         7,593.75
    2,500  AMERICA SERVICE GROUP INC      14 7/8         37,187.50
    2,200- AMERICA SERVICE GROUP INC      15 1/2         34,098.86-
                        ***** 10/06 *****
      500  AMERICA SERVICE GROUP INC      15 1/4          7,625.00
    1,000  AMERICA SERVICE GROUP INC      15 1/4         15,250.00
    2,300  AMERICA SERVICE GROUP INC      15 1/4         35,075.00
    4,000  AMERICA SERVICE GROUP INC      15 1/4         61,000.00
   40,500  AMERICA SERVICE GROUP INC      15.0031       607,625.55
      100  AMERICA SERVICE GROUP INC      14 3/4          1,475.00
      900  AMERICA SERVICE GROUP INC      14 13/16       13,331.25
    1,000  AMERICA SERVICE GROUP INC      14.6250        14,625.00
    2,500  AMERICA SERVICE GROUP INC      14 15/16       37,343.75
   10,300  AMERICA SERVICE GROUP INC      14 7/8        153,212.50
    5,000- AMERICA SERVICE GROUP INC      15.3375        76,684.94-
    5,600- AMERICA SERVICE GROUP INC      15.4280        86,393.92-
   11,500- AMERICA SERVICE GROUP INC      15.3752       176,808.90-
   12,500- AMERICA SERVICE GROUP INC      15 3/8        192,181.09-
   20,000- AMERICA SERVICE GROUP INC      15.3690       307,369.75-
   36,500- AMERICA SERVICE GROUP INC      15.3672       560,884.10-
                        ***** 10/03 *****
      500  AMERICA SERVICE GROUP INC      15 1/4          7,625.00
    1,000  AMERICA SERVICE GROUP INC      15 1/8         15,125.00
    1,000  AMERICA SERVICE GROUP INC      15 3/8         15,375.00
    3,000  AMERICA SERVICE GROUP INC      15 3/8         46,125.00
    3,000  AMERICA SERVICE GROUP INC      15 3/8         46,125.00
    4,000  AMERICA SERVICE GROUP INC      15 3/8         61,500.00
    4,000  AMERICA SERVICE GROUP INC      15 1/4         61,000.00
    6,000  AMERICA SERVICE GROUP INC      15 3/8         92,250.00
   20,000  AMERICA SERVICE GROUP INC      15 1/8        302,500.00
   19,000  AMERICA SERVICE GROUP INC      15.1250       287,375.00
   19,800  AMERICA SERVICE GROUP INC      15            297,000.00
   25,000  AMERICA SERVICE GROUP INC      15.0750       376,875.00
      200  AMERICA SERVICE GROUP INC      14 5/8          2,925.00
    3,000  AMERICA SERVICE GROUP INC      14 3/4         44,250.00
    5,000- AMERICA SERVICE GROUP INC      15 3/8         76,872.43-
    8,000- AMERICA SERVICE GROUP INC      15.3694       122,951.10-
                        ***** 10/02 *****
    1,000  AMERICA SERVICE GROUP INC      14 3/4         14,750.00
    2,000  AMERICA SERVICE GROUP INC      14 11/16       29,375.00
    2,000  AMERICA SERVICE GROUP INC      14 15/16       29,875.00
    2,500  AMERICA SERVICE GROUP INC      15             37,500.00
    2,900  AMERICA SERVICE GROUP INC      14 3/4         42,775.00
    5,000  AMERICA SERVICE GROUP INC      14 11/16       73,437.50
    7,500  AMERICA SERVICE GROUP INC      15 1/8        113,437.50
   10,000  AMERICA SERVICE GROUP INC      15 1/8        151,250.00
   10,000  AMERICA SERVICE GROUP INC      15 1/8        151,250.00
      800  AMERICA SERVICE GROUP INC      14 5/16        11,450.00
    3,200  AMERICA SERVICE GROUP INC      14 3/8         46,000.00
   10,000  AMERICA SERVICE GROUP INC      14.6500       146,500.00
   16,000  AMERICA SERVICE GROUP INC      14 5/8        234,000.00
      500  AMERICA SERVICE GROUP INC      14 3/8          7,187.50
    3,000  AMERICA SERVICE GROUP INC      14 3/4         44,250.00
   15,500- AMERICA SERVICE GROUP INC      14.8400       230,012.33-
                        ***** 10/01 *****
      100  AMERICA SERVICE GROUP INC       ACC JC         1,525.00



		(Various Discretionary Accounts)

     ***** 11/17 *****
      651  AMERICA SERVICE GROUP INC      18.0866        11,774.38
      500  AMERICA SERVICE GROUP INC      18.0866         9,043.30
    1,010  AMERICA SERVICE GROUP INC      18.0866        18,267.47
      500  AMERICA SERVICE GROUP INC      18.0866         9,043.30
      500  AMERICA SERVICE GROUP INC      18.0866         9,043.30
      500  AMERICA SERVICE GROUP INC      18.0866         9,043.30
      657  AMERICA SERVICE GROUP INC      18.0866        11,882.90
      830  AMERICA SERVICE GROUP INC      18.0866        15,011.88
    4,131  AMERICA SERVICE GROUP INC      18.0866        74,715.74
      721  AMERICA SERVICE GROUP INC      18.0866        13,040.44
                        ***** 10/06 *****
    2,329  AMERICA SERVICE GROUP INC      15.3690        35,794.40
    3,249  AMERICA SERVICE GROUP INC      15.3690        49,933.88
    9,523  AMERICA SERVICE GROUP INC      15.3690       146,358.99
    1,665  AMERICA SERVICE GROUP INC      15.3690        25,589.39
    2,268  AMERICA SERVICE GROUP INC      15.3690        34,856.89
                        ***** 10/02 *****
   10,924  AMERICA SERVICE GROUP INC      14.8400       162,112.16
    1,906  AMERICA SERVICE GROUP INC      14.8400        28,285.04